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                                                            UNITED STATES
                                                 SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549
                                                             FORM 12b-25

                                                 AMENDED NOTIFICATION OF LATE FILING

                                           SEC File Number 1-8509 CUSIP Number 630183101

(Check One):      [  ]  Form 10-K   [  ] Form 20-F   [  ] Form 11-K    [X] Form 10-Q    [  ] Form N-SAR


                   For Period Ended:    MARCH 31, 1998
                                     -----------------------
                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR
                   For the Transition Period Ended: ___________________________


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                   Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    Nothing                                           in this form shall be construed to imply that the  Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

This notification relates to Part II--Items 6, 7, 8 and 9, and all Financial Statements and related Financial Schedules.
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PART 1 - REGISTRANT INFORMATION

      AUGMENT SYSTEMS, INC.

Full Name of Registrant


N/A
Former Name if Applicable


Address of Principal Executive Office (Street and Number)
790 Turnpike Street Suite 202
North Andover, MA 01845
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

[X]           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated  without  unreasonable effort or expense;



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          [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion  thereof,  will be filed on or before the fifteenth  calendar day following the prescribed due date; or the subject  quarterly  report of transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribe time period. (Attach Extra Sheets if Needed)

         On January 15, 1999,  the Board of  Directors  elected to  discontinue  all ongoing  operations,  layoff all but one of its employees,  seek buyers for its technology and inventory and look for a merger partner. The Company has ceased sales,  marketing and distribution  of its products.  On March 31, 1999, two of the remaining  three members of the Board of Directors  resigned to pursue other  interests.  As of May 15, 1999,  the Company's  Chief  Financial  Officer,  and only active board member,  was engaged in the disposition of assets, settlement of outstanding debts, sale of the Company's technology, and exploration of potential mergers.

         The Company  began moving its  operation  and  disposing of assets  during the first  quarter.  During the first  quarter a substantial  portion of the  outstanding  debts were settled.  The Company is evaluating  the accounting  treatment  relating to the disposition of assets and debts and will file its 10Q, once a definitive  determination has been made. The Company  anticipates that it will complete the filing within 15 days of the required date.

PART IV - OTHER INFORMATIONd

(1)  Name and telephone number of person to contact in regard to this notification

        Duane A. Mayo, Chief Financial Officer                              978                  725-8156
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                                (Name)                                   (Area Code)        (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the
     Investment  Company Act of 1940 during the preceding 12 months (or for such shorter  period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

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(3)  Is it anticipated that any significant  change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or position thereof? [ X ] Yes [ ] No

                                    See disclosure under Part III above.

     If so, attach an explanation of the anticipated  change, both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.




                                                       AUGMENT SYSTEMS, INC.
                                            --------------------------------------------
                                            (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   May 17, 1999                                           By  /S/ Duane A. Mayo
                                                                 -------------------------
                                                                 Duane A. Mayo, Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer),  evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

                                                              ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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